Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated September 28, 2012
Registration Statement No. 333-182515

CBL & ASSOCIATES PROPERTIES, INC.

6,000,000 Depositary Shares each representing 1/10th of a share of 6.625%
Series E Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per depositary share)

FINAL PRICING TERMS

Issuer:	CBL & Associates Properties, Inc.

Title of Shares:	Depositary Shares each representing 1/10th of a share of 6.625% Series E Cumulative Redeemable Preferred Stock (Liquidation Preference $25.00 per depositary share)

Number of Shares:	6,000,000

Option to Purchase Additional Depositary Shares:	900,000

Maturity:	Perpetual

Trade Date:	September 28, 2012

Settlement Date:	October 5, 2012 (T+5)

Dividend Rate:	6.625%

Dividend Payment Dates:	March 30, June 30, September 30 and December 30, commencing December 30, 2012

Optional Redemption:	Redeemable, at any time on and after October 5, 2017, in whole or from time to time in part, for cash at $25.00 per depositary share, plus accrued and unpaid dividends, if any, to but not including the redemption date

Special Optional Redemption:	Upon the occurrence of a Change of Control, the issuer may, at its option, redeem the depositary shares, in whole or in part, within

120 days after the first date on which such Change of Control occurred, by paying $25.00 per depositary share, plus all accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date, the issuer has provided notice of exercise of its redemption rights relating to the depositary shares (whether its optional redemption right or its special optional redemption right), the depositary shares that are the subject of such notice of exercise will not have the conversion rights described below

Change of Control:

A “Change of Control” is when, after the original issuance of the depositary shares, the following have occurred and are continuing

•                   the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the issuer entitling that person to exercise more than 50% of the total voting power of all shares of the issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•                   following the closing of any transaction referred to in the bullet point above, neither the issuer nor the acquiring or surviving entity has a class of common securities (or American depositary shares (or “ADSs”) representing such securities) listed on the NYSE, the NYSE MKT or NASDAQ or listed on an exchange that is a successor to the NYSE, the NYSE MKT or NASDAQ

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of depositary shares will have the right (unless, prior to the Change of Control Conversion Date, the issuer has notice of its election to redeem the depositary shares) to direct the depositary, on such holder’s behalf, to convert some or all of the shares of Series E referred stock underlying the depositary shares held by such holder on the Change of Control Conversion Date into a number of shares of the issuer’s common stock per depositary share to be converted equal to the lesser of:

•                   the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a dividend payment on the Series E preferred stock underlying the depositary shares and on or prior to the corresponding dividend payment date on the Series E preferred stock underlying the depositary shares, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Share Price (as defined herein); and

•                   2.3137 (i.e., the Share Cap), subject to certain adjustments;

and subject, in each case, to an aggregate cap on the total number of shares of common stock (or Alternative Conversion Consideration, as applicable) issuable upon exercise of the Change of Control conversion right of

13,882,200 shares (15,964,530 shares if the underwriters exercise their option to purchase additional depositary shares in full) (or equivalent Alternative Conversion Consideration, as applicable), and subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of shares of the issuer’s common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the issuer’s common stock as described in the preliminary prospectus supplement

If the issuer has provided a redemption notice, whether pursuant to its special optional redemption rights in connection with a Change of Control or its optional redemption right, holders of depositary shares will not have any right to convert the depositary shares that are the subject of such redemption notice in connection with the Change of Control conversion right and any depositary shares subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date

For definitions of “Alternative Conversion Consideration,” “Change of Control Conversion Date” and “Common Share Price” and for a description of the adjustments, limitations and provisions for the receipt of Alternative Conversion Consideration that may be applicable to the Change of Control conversion right, see “Description of the Series E Preferred Stock and Depositary Shares—Conversion Rights” in the preliminary prospectus supplement

Except as provided above in connection with a

Change of Control, the depositary shares are not convertible or exchangeable for any other securities or property

Public Offering Price:	$25.00 per share

Purchase Price by Underwriters:	$24.2125

Net Proceeds (before expenses):	$145,275,000 ($167,066,250 if the underwriters exercise their option to purchase additional depositary shares in full)

Underwriting Commission:	$0.7875

Joint-Book Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Joint Lead Managers: Co-Managers:

Raymond James & Associates, Inc.

RBC Capital Markets, LLC

Stifel, Nicolaus & Company, Incorporated

KeyBanc Capital Markets Inc.

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Listing/Symbol:	NYSE/ “CBLPrE”

CUSIP/ISIN:	124830803/US1248308033

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Wells Fargo Securities, LLC toll-free at 1-800-326-5897.